SC 13G
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<FILENAME>Millicom International 13g 12312022.txt
13G FOR SG DECEMBER 31, 2022

UNITED STATES
SECURITIES EXCHANGE COMMISSION
Washington, D.C.  20549

SCHEDULE 13G
Under the Securities Exchange Act of 1934

Millicom International Cellular S.A.
(Name of Issuer)

Common Shares
(Title of Class of Securities)

L6388F110
(CUSIP Number)

December 31, 2022

(Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this
Schedule is filed:

[X] Rule 13d-1(b)
[ ] Rule 13d-1(c)
[ ] Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Continued on following pages

1.
Names of Reporting Persons.

SOCIETE GENERALE S.A.

2.
Check the Appropriate Box if a Member of a Group
(a) [ ]
(b) [X]

3.
SEC Use Only

4.
Citizenship or Place of Organization
Pris, France

Number of Shares Beneficially Owned by Each Reporting Person

5.
Sole Voting Power
13,744,989

6.
Shared Voting Power
None

7.
Sole Dispositive Power
13,744,989

8.
Shared Dispositive Power
None

9.
Aggregate Amount Beneficially Owned by Each Reporting Person
13,744,989

10.
Check if the Aggregate Amount in Row (9) Excludes Certain Shares
(See Instructions)
[  ]

11.
Percent of Class Represented by Amount in Row (9)
8.04

12.
Type of Reporting Person:
FI

Item 1(a). Name of Issuer:
MILLICOM INTERNATIONAL CELLULAR S.A.

Item 1(b). Address of Issuer's Principal Executive Offices:
2, RUE DU FORT BOURBON
L-1249 LUXEMBOURG, GRAND-DUCHY OF LUXEMBOURG

Item 2(a). Name of Person Filing:
Societe Generale S.A.

Item 2(b). Address of Principal Business Office:
The address of the principal business office of Societe Generale is 29, Boulevard Haussmann, 75009, Paris, France.

Item 2(c). Citizenship
FRANCE

Item 2(d). Title of Class of Securities:
Common Shares

Item 2(e). CUSIP Number:  L6388F110


Item 3. If This Statement is Filed Pursuant to 240.13d-1(b) or 240.13d-2(b) or (c),
Check Whether the Person Filing is a:

(a)[  ]
Broker or dealer registered under Section 15 of the Exchange Act.
(b)[  ]
Bank as defined in Section 3(a)(6) of the Exchange Act.
(c)[  ]
Insurance company as defined in Section 3(a)(19) of the Exchange Act.
(d)[  ]
Investment company registered under Section 8 of the Investment Company
Act.
(e)[  ]
An investment adviser in accordance with Rule 13d-1(b)(1)(ii)(E);
(f)[  ]
An employee benefit plan or endowment fund in accordance with Rule 13d-1(b)(1)(ii)(F).
(g)[  ]
A parent holding company or control person in accordance with Rule 13d-1(b)(1)(ii)(G).
(h)[  ]
A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act.
(i)[  ]
A church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act.
(j)[X ]
A non-U.S. institution in accordance with 240.12d-1(b)(1)(ii)(J).
(k)[  ]
Group, in accordance with Rule 13d-1(b)(1)(ii)(J).

Item 4.  Ownership:

Item 4(a) Amount Beneficially Owned:  13,744,989


Item 4(b) Percent of Class:  8.04%

Item 4(c) Number of Shares of which such person has:

(i) Sole power to vote or direct the vote:  13,744,989


(ii) Shared power to vote or direct the vote:  None


(iii) Sole power to dispose or direct the disposition of:  13,744,989


(iv) Shared power to dispose or direct the disposition of:  None


Item 5.  Ownership of Five Percent or Less of a Class:

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following [ ]
Not Applicable


Item 6.  Ownership of More than Five Percent on Behalf of Another Person:
Not Applicable

Item 7. Identification and Classification of the Subsidiary Which
Acquired the Security
Being Reported on By the Parent Holding Company:
Not Applicable.

Item 8.  Identification and Classification of Members of the Group:
Not Applicable.

Item 9.  Notice of Dissolution of Group:
Not Applicable.

Item 10. Certification:

By signing below the Reporting Person certifies that, to the best of their knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

SIGNATURE
After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: February 6, 2023

SOCIETE GENERALE AMERICAS SECURITIES, LLC.

----------------------------
By: _/s/ David Scianablo
Name: David Scianablo

Title:   Director - Compliance